UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver
c/o SoftVest Advisors, LLC
400 Pine Street, Suite 1010
Abilene, Texas 79601
(325) 677-6177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 8 to the Schedule 13D (this “Amendment No. 8”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL” or the “Trust”) and amends the Schedule 13D filed on March 15, 2019 as amended by Amendment No. 1 filed on May 28, 2019, Amendment No. 2 filed on August 1, 2019, Amendment No. 3 filed on February 21, 2020, Amendment No. 4 filed on March 9, 2020, Amendment No. 5 filed on March 30, 2020, Amendment No. 6 filed on June 15, 2020 and Amendment No. 7 thereto filed on December 15, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 8, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 8 is being filed by SoftVest Advisors, LLC, a Delaware limited liability company (“SoftVest Advisors”), (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”) and (3) Eric L. Oliver (“Mr. Oliver”, together with SoftVest Advisors and SoftVest LP, the “Reporting Persons”)).

As a result of the Termination Agreement (as defined below) and the “corporate reorganization” (as described below), on January 11, 2021, SoftVest Advisors, SoftVest LP and Mr. Oliver ceased to be the beneficial owner of 5% or more of the Shares.  The filing of this Amendment No. 8 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

The Trustees of the Trust previously approved a plan for reorganizing the Trust from its current structure to a corporation formed under the laws of the State of Delaware named Texas Pacific Land Corporation (“TPL Corporation”). In connection with the corporate reorganization,. the trading of the Shares ceased prior to the market opening on January 11, 2021 and the new common stock of TPL Corporation began trading on the New York Stock Exchange.  The Trust distributed all of the shares of common stock, par value $0.01, of TPL Corporation to holders of Shares, on a pro rata basis in accordance with their interests in the Trust.  At or about such time, the Shares were cancelled.  Accordingly, the Reporting Persons ceased to beneficially own more than 5% of the Shares and became stockholders of TPL Corporation.

Prior to the market opening on January 11, 2021, SoftVest Advisors and Horizon Kinetics LLC (“Horizon”) by mutual written agreement, terminated their cooperation agreement dated March 15, 2019 (as amended), pursuant to which the parties had agreed to take certain actions with respect to the Issuer’s securities (the “Termination Agreement”).  Accordingly, the Reporting Persons and Horizon may no longer be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder.

The foregoing description of the Termination Agreement is qualified by the full text of the Termination Agreement, which is attached hereto as Exhibit 12 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b), (c) and (e) of the Schedule 13D is amended and restated as follows:

(a) (b)  In connection with the corporate reorganization, as of the close of business on January 11, 2021, the Reporting Persons no longer beneficially own any Shares.

(c)  The response set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement.

(e)  In connection with the Termination Agreement and the corporate reorganization, on January 11, 2021 the Reporting Persons ceased to beneficially own more than 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 8 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
12.	Termination Agreement dated January 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

	By:	SoftVest GP I, LLC its general partner
Date: January 11, 2021
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

SOFTVEST ADVISORS, LLC

Date: January 11, 2021
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

ERIC L. OLIVER

Date: January 11, 2021
	By:	/s/ Eric L. Oliver